Exhibit 17.1

June 3, 2010

Mr. Robert Garrett

Chairman of the Board

Penn Virginia Corporation

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, PA 19087

Dear Rob:

It has been an honor to serve on the Penn Virginia Corporation Board of Directors over the last ten years. The company has made dramatic changes which I hope will achieve a very high level of success. At the pleasure of the board and in conjunction with Penn Virginia’s divestiture of Penn Virginia GP Holdings, I hereby resign from my position as a member of the Board of Directors of Penn Virginia Corporation effective immediately.

Very truly yours,

/S/ KEITH D. HORTON
Keith D. Horton

Cc: Nancy M. Snyder, Corporate Secretary Penn Virginia Corporation